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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of    August, 2004
Commission File Number    01-31728

MI DEVELOPMENTS INC.
(Exact Name of Registrant as specified in its Charter)

455 Magna Drive, Aurora, Ontario, Canada L4G 7A9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MI DEVELOPMENTS INC. (Registrant)
Date: August 19, 2004	By:	/s/ EDWARD C. HANNAH Edward C. Hannah Executive Vice-President, Corporate Development, General Counsel and Secretary

EXHIBITS

Exhibit 99	Material Change Report

FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT

Exhibit 99

1.     Name and Address of Company

        The name of the company is MI Developments Inc. (the "Corporation"), a corporation incorporated under the laws of the Province of Ontario and having its registered office at 455 Magna Drive, Aurora, Ontario, Canada L4G 7A9.

2.     Date of Material Change

        The material change occurred on August 19, 2004.

3.     News Release

        On August 19, 2004, a press release describing the material change was issued by the Corporation and delivered to the Ontario Securities Commission and the other Canadian securities regulatory authorities, to The Toronto Stock Exchange, to The New York Stock Exchange and to Canada Newswire for publication and dissemination through its North American Disclosure and Financial Capital Plus networks.

4.     Summary of Material Change

        On August 19, 2004, the Corporation announced that The Honourable William G. Davis retired as a director of the Corporation, having been advised for personal and health reasons that he should have less corporate involvement.

5.     Full Description of Material Change

        On August 19, 2004, the Corporation announced that The Honourable William G. Davis retired as a director of the Corporation, having been advised for personal and health reasons that he should have less corporate involvement.

        A copy of the Press Release issued on August 19, 2004 is attached.

6.     Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

        This report is not being filed on a confidential basis.

7.     Omitted Information

        Not applicable.

8.     Executive Officer

        For further information, please contact Edward C. Hannah, Executive Vice-President, Corporate Development, Secretary and General Counsel of the Corporation at 905-726-7698.

9.     Date of Report

        DATED at Aurora, Ontario as of the 19th day of August, 2004.

/s/ EDWARD C. HANNAH Edward C. Hannah Executive Vice-President, Corporate Development, Secretary and General Counsel

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SIGNATURES
EXHIBITS